

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Ryan C. Farris
President
Ally Auto Assets LLC
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Re: Ally Auto Assets LLC
Registration Statement on Form SF-3
Filed February 22, 2022
File No. 333-262894

Dear Mr. Farris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance